UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CGI Group Inc.

(Name of Issuer)

Class A Subordinate Shares

(Title of Class of Securities)

39945C 10 9

(CUSIP Number)

BCE Inc.
1000, rue de la Gauchetière Ouest
Bureau 3700
Montreal, Quebec, H3B 4Y7
Canada

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 12 pages)

SCHEDULE 13D

CUSIP No. 39945C 10 9	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BCE Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)_ (b) x

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	__

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,954,732

8	SHARED VOTING POWER
97,341,793

9	SOLE DISPOSITIVE POWER
30,954,732

10	SHARED DISPOSITIVE POWER
97,341,793

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
128,296,525

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	__

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 39945C 10 9	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
3787877 Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)_ (b) x

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	__

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
8,268,125

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
8,268,125

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,268,125

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	__

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0%

14	TYPE OF REPORTING PERSON
CO

Item 1.         Security and Issuer.

                    This statement on Schedule 13D relates to the Class A Subordinate Shares (the “Class A Shares”) of CGI Group Inc., a Canadian corporation (the “Company”). The principal executive offices of the Company are located at 1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, Canada, H3A 2M8. A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2.         Identity and Background.

                    This Statement on Schedule 13D (this “Statement”) is being filed by BCE Inc. (“BCE”) and 3787877 Canada Inc. (“3787877", together with BCE, the “Reporting Persons” and each, a “Reporting Person”).

                    3787877 is a corporation organized under the laws of Canada, and is a wholly-owned subsidiary of BCE. BCE is a corporation organized under the laws of Canada. The address of the principal office of BCE is 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7.

                    The address of the principal place of business of 3787877 is 1000, rue de la Gauchetière Ouest, Bureau 4100, Montreal, Quebec, Canada H3B 5H8. The principal business activity of BCE is communications.

                    The principal business of 3787877 is to serve as a holding company for securities of the Company. BCE is Canada’s largest communications company. Through its 26 million customer connections, BCE provides communication services to residential and business customers in Canada. Under the Bell brand, BCE’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include media company Bell Globemedia, and Telesat, a leader in satellite operations and systems management.

                    Set forth on Schedules A-1 and A-2 to this statement, and incorporated herein by reference, are lists of the executive officers and directors of the Reporting Persons that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) title; and (iv) citizenship.

                    During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedules A-1 and A-2 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or other Consideration.

                    Pursuant to the terms of the Subscription Receipt Agreement (as defined in Item 6 below), on March 19, 2004 3787877 acquired from the Company 8,268,125 subscription receipts (“Subscription Receipts”) at a price of Cdn. $8.00 per Subscription Receipt for a total consideration of Cdn. $66,145,000. Pursuant to the terms of the Subscription Receipt Agreement, effective as of 5:00 p.m. on May 3, 2004, 3787877 became entitled to receive, without payment of additional consideration or further action, one Class A Subordinate Share of the Company (“Class A Share”) in respect of each of the 8,268,125 Subscription Receipts held by it. The foregoing description of the Subscription Receipt Agreement is qualified in its entirety by reference to the full text of the Subscription Receipt Agreement, a copy of which is included as Exhibit 2 to this Statement and is incorporated herein by reference.

                    All funds used by 3787877 to acquire the above-listed securities were provided to 3787877 by BCE. BCE provided the funds out of working capital.

Item 4.         Purpose of Transaction.

                    BCE (through 3787877) purchased the Subscription Receipts as part of the Company’s private offering of subscription receipts in Canada (the “Company Offering”) to raise proceeds to partially fund the payment of the acquisition price of all issued and outstanding common shares of American Management Systems, Incorporated under the Company’s cash tender offer for such common shares. BCE has no current intention to dispose of its investment in the Company or to acquire additional securities of the Company. However, BCE reserves the right to change its plans and intentions with respect to the Company at any time and BCE may, from time to time, sell or acquire Class A Shares (or other securities of the Company) in public or private transactions, subject to the rights and restrictions set forth in the July Agreement (as defined in Item 6 below).

                    The matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

                    Except as set forth in this Item 4 (including the matters described in Item 6 which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Exchange Act.

Item 5.         Interest in Securities of the Issuer.

                    (a)       BCE is the beneficial owner of 128,296,525 Class A Shares representing 31.3% of the outstanding Class A Shares. 3787877 is the beneficial owner of 8,268,125 Class A Shares representing 2.0% of the outstanding Class A Shares. The calculation of the foregoing percentages is based on the 410,067,155 Class A Shares outstanding as of May 11, 2004.

                    (b)       BCE has the power to vote or to direct the vote or dispose or direct the disposition of 128,296,525 Class A Shares. 3787877 has the power to vote or to direct the vote or dispose or direct the disposition of 8,268,125 Class A Shares.

                   (c)       Effective as of May 3, 2004, 3787877 acquired 8,268,125 Class A Shares pursuant to the Company Offering. Except for the transaction described herein, there were no transactions effected in the past sixty days in this class of securities by either 3787877 or BCE.

                   (d)       Not applicable.

                   (e)       Not applicable.

Item 6.         Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer.

                    The response to Item 4 of this statement is incorporated herein by reference.

                    In consideration for $66,145,000, BCE, acting through 3787877, acquired 8,268,125 Subscription Receipts issued pursuant to a Subscription Receipt Agreement entered into on March 19, 2004 (the “Subscription Receipt Agreement”), among the Company, Computershare Trust Company of Canada (the “Escrow Agent”), National Bank Financial Inc. and Credit Suisse First Boston Canada Inc. (together, the “Underwriters”) in connection with the Company Offering. Pursuant to the terms of the Subscription Receipt Agreement, effective as of May 3, 2004 the Escrow Agent issued to 3787877, without payment of additional consideration or any further action of 3787877, one Class A Share of the Company for each subscription receipt held by 3787877.

                    This description of the Subscription Receipt Agreement is qualified in its entirety by reference to the Subscription Receipt Agreement, a copy of which has been filed as Exhibit 2 to this statement and is incorporated herein by reference.

                    In connection with the Company Offering (including the purchase by BCE (through 3787877) of the 8,268,125 Subscription Receipts), each of BCE and the Majority Shareholders (as such term is defined below) entered into an agreement with the Underwriters dated March 10, 2004 (the “Standstill Agreement”) pursuant to which it agreed that until 120 days after the Closing Date of the Company Offering (that is, until July 18, 2004), it would not (subject to certain specified limited exceptions) directly or indirectly sell, agree or offer to sell, grant any option for the sale of, pledge or otherwise dispose of, or request that the Company file any registration statement or prospectus relating to the sale of, any Class A shares, Subscription Receipts, Class B Shares or other securities convertible or exchangeable into Class A Shares it owns, or publicly disclose any such intention to do any of the foregoing without the prior written consent of the Underwriters (such consent not to be unreasonably withheld or delayed).

                    This description of the Standstill Agreement is qualified in its entirety by reference to the Standstill Agreement, a copy of which has been filed as Exhibit 3 to this statement and is incorporated herein by reference.

                    BCE and 3588513 Canada Inc. (“3588513”), a wholly-owned subsidiary of BCE are parties to an agreement dated July 24, 2003 (the “July Agreement”) with the Company. Upon the entering into of the July Agreement, BCE and 3588513 converted all of the 7,027,606

Class B (Multiple Voting) Shares (“Class B Shares”) of the Company that they held into Class A Shares on a one-for-one basis. The three individual majority shareholders of the Company, Messrs. Serge Godin, Andre Imbeau and Jean Brassard and their respective holding companies (collectively, the “Majority Shareholders”), intervened to the July Agreement to be bound by certain of the terms of the same. Pursuant to the terms of the July Agreement, provided that certain conditions are satisfied, BCE continues to have representation on the Board of Directors of the Company. The Majority Shareholders have undertaken to exercise the voting rights attached to their respective shares of the Company for the election of that number of representatives, as specified in the July Agreement, of BCE on the Board of Directors of the Company. BCE, for its own account and on behalf of any of its wholly-owned subsidiaries holding shares of the Company, has undertaken to exercise the voting rights attached to such shares in favor of the election of each of Messrs. Godin, Imbeau and Brassard as a director of the Company, to the extent that each of them is still, at the time of the vote, an officer of the Company and able under applicable law to act as a director. The July Agreement may result in BCE being considered a member of a group with Messrs. Godin, Imbeau and Brassard under Rule 13d-5.

                    At December 31, 2003, the Majority Shareholders held in the aggregate 34,814,770 Class A Shares (including 33,772,168 Class A Shares issuable upon conversion of 33,772,168 Class B Shares) and held options for the acquisition of 1,509,000 Class A Shares. BCE disclaims beneficial ownership of such shares.

                    This description of the July Agreement is qualified in its entirety by reference to the July Agreement, a copy of which has been filed as Exhibit 4 to this statement and is incorporated herein by reference.

                    BCE and its wholly-owned subsidiaries holding any Class A Shares or Class B Shares or other securities of the Company (collectively, “Securities”) have certain registration rights with respect to the Securities held by them pursuant to the terms and conditions set forth in the Registration Rights Agreement entered into as of July 1, 1998 among BCE, Bell Canada and the Company (the “Registration Rights Agreement”).

                    This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as Exhibit 5 to this statement and is incorporated herein by reference.

                    Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the other persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.         Material to be filed as Exhibits.

Exhibit 1:     Joint Filing Agreement among BCE Inc. and 3787877 Canada Inc.

Exhibit 2:     Subscription Receipt Agreement, entered into on March 19, 2004, among the Company, Computershare Trust Company of Canada (the “Escrow Agent”), National Bank Financial Inc. and Credit Suisse First Boston Canada Inc.

Exhibit 3:     Letter Agreement dated March 10, 2004 among BCE Inc., Serge Godin, André Imbeau, Jean Brassard, 9061-9354 Québec Inc., 9058-0705 Québec Inc., 9065-4476 Québec Inc., 3727912 Canada Inc. and 9102-7003 Québec Inc. in favour of National Bank Financial Inc. and Credit Suisse First Boston Canada Inc.

Exhibit 4:     Agreement dated July 24, 2003 among BCE Inc., 3588513 Canada Inc. and CGI Group Inc.

Exhibit 5:     Registration Rights Agreement dated as of July 1, 1998 among BCE Inc., Bell Canada and CGI Group Inc.

SIGNATURES

                    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2004

BCE INC.

	By:	(signed) Linda Caty

Name: Linda Caty Title: Corporate Secretary

3787877 CANADA INC.

By:	(signed) Linda Caty

Name: Linda Caty Title: Secretary and Director

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF
BCE INC.

The following sets forth the name, business address, title and citizenship of the directors and principal executive officer of BCE Inc. The business address of BCE Inc. is 1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7.

NAME	BUSINESS ADDRESS	TITLE	CITIZENSHIP

Andre Berard	600, de la Gauchetière W.,27th Floor, Montreal, Quebec, Canada H3B 4L2	Director	Canadian

Ronald A. Brenneman	150 – 6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada T2P 3E3	Director	Canadian

Richard J. Currie	483 Bay Street, 7th Floor, North Tower, Toronto, Ontario, Canada M5G 2C9	Chairman of the board of directors	Canadian

Anthony S. Fell	200 Bay Street, 3rd Floor, South Tower, Toronto, Ontario, Canada M5J 2W7	Director	Canadian

Donna Soble Kaufman	2 St. Clair Avenue East, Suite 800, Toronto, Ontario, Canada M4T 2T5	Director	Canadian

Thomas E. Kierans	100 Richmond Street West, Suite 331, Toronto, Ontario, Canada M5H 3K6	Director	Canadian

Brian M. Levitt	1000, de la Gauchetière W., 21st Floor, Montreal, Quebec, Canada H3B 4W5	Director	Canadian

The Honourable Edward C. Lumley	1 First Canadian Place, 4th Floor, P.O. Box 150 Toronto, Ontario, Canada M5X 1H3	Director	Canadian

Judith Maxwell	600 – 250 Albert Street Ottawa, Ontario, Canada K1P 6M1	Director	Canadian

John H. McArthur	Fowler House, Room 31, Soldiers Field, Boston, Massachusetts USA 02163	Director	Canadian

Thomas C. O’Neill	33 Geraldine Court Don Mills, Ontario, Canada M3A 1N2	Director	Canadian

Robert C. Pozen	Harvard Law School 1525 Massachusetts Avenue Griswold 304 Massachusetts USA 02138	Director	American

Michael J. Sabia	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	President, CEO and Director	Canadian

Paul M. Tellier	800 René-Lévesque Blvd. W., 29th Floor, Montreal, Quebec, Canada H3B 1Y8	Director	Canadian

Victor L. Young	9 Primrose Place	Director	Canadian

St. John’s, Newfoundland, Canada A1B 4H2

William D. Anderson	1000, de la Gauchetière W., 12th Floor, Montreal, Quebec, Canada H3B 4Y7	President, BCE Ventures	Canadian

Alain Bilodeau	1000, de la Gauchetière W., 4th Floor, Montreal, Quebec, Canada H3B 4Y7	Senior Vice-President	Canadian

Michael T. Boychuk	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Senior Vice-President and Treasurer	Canadian

Linda Caty	1000, de la Gauchetière Ouest, 41st Floor, Montreal, Quebec, Canada H3B 5H8	Corporate Secretary	Canadian

Francis P. Crispino	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Executive Vice- President and Chief Strategy Officer	Canadian

Peter Daniel	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Executive Vice- President – Communications and Marketing Services	Canadian

Lib Gibson	483 Bay Street, Floor 6-N Toronto, Ontario, Canada M5G 2C9	Corporate Advisor	Canadian

Leo W. Houle	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Chief Talent Officer	Canadian

Lawson A.W. Hunter	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Executive Vice- President – BCE and Bell	Canadian

Barry W. Pickford	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Senior Vice-President – Taxation	Canadian

Stephen P. Skinner	1000, de la Gauchetière W., 7th Floor, Montreal, Quebec, Canada H3B 4Y7	Senior Vice-President – Finance	Canadian

Martine Turcotte	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Chief Legal Officer	Canadian

Siim A. Vanaselja	1000, de la Gauchetière W., 37th Floor, Montreal, Quebec, Canada H3B 4Y7	Chief Financial Officer	Canadian

Stephen G. Wetmore	483 Bay Street, Floor 6-N Toronto, Ontario, Canada M5G 2C9	Executive Vice- President	Canadian

Mahes S. Wickramasinghe	483 Bay Street, Floor 6-N Toronto, Ontario, Canada M5G 2C9	Senior Vice-President – Audit and Risk Management	Canadian

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF
3787877 CANADA INC.

The following sets forth the name, business address, title and citizenship of the directors and executive officers of 3787877 Canada Inc. The business address of 3787877 Canada Inc. is 1000, rue de la Gauchetière Ouest, Bureau 4100, Montreal, Quebec, Canada H3B 5H8.

NAME	BUSINESS ADDRESS	TITLE	CITIZENSHIP

Martine Turcotte	1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	President and Director	Canadian

Linda Caty	1000, rue de la Gauchetière Ouest, Bureau 4100, Montreal, Quebec, Canada H3B 5H8	Secretary and Director	Canadian

Michael T. Boychuk	1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Treasurer	Canadian

Barry W. Pickford	1000, rue de la Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7	Assistant Treasurer	Canadian